UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 25, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Tasty Baking Company
Full Name of Registrant

Former Name if Applicable

Navy Yard Corporate Center, Three Crescent Drive, Suite 200
Address of Principal Executive Office (Street and Number)

Philadelphia, Pennsylvania 19112
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Tasty Baking Company (the “Company”) has determined that the Company is unable to file within the prescribed time period, without unreasonable effort and expense, its Annual Report on Form 10-K for the period ended December 25, 2010 because management needs additional time to finalize its financial statements and related disclosures while it simultaneously pursues various strategic and financial options to address the liquidity issues facing the Company, as summarized below.

On January 5, 2011, the Company announced that it obtained initial two week waiver agreements from several of its creditors, which waived certain payments that were due and certain financial covenant requirements.  These waiver agreements were necessary because the Company was experiencing extremely tight liquidity due to (i) certain production difficulties during the optimization of its new Philadelphia bakery that caused the Company to not achieve the expected operational cash savings from this bakery during the fourth quarter of 2010; (ii) the impact of the recent bankruptcy filing by The Great Atlantic & Pacific Tea Company, Inc.; and (iii) a sharp rise in commodity costs. These waiver agreements are described in greater detail in the Company’s Form 8-K filed on January 5, 2011.

At the conclusion of the two-week waiver period, on January 14, 2011, the Company entered into arrangements with certain of the Company’s creditors, as follows: (i) a Seventh Amendment to the Company’s Bank Credit Facility (“Bank Amendment”); (ii) a Forbearance and Amendment Agreement with the PIDC Local Development Corporation (“PIDC”), which also included a new $2 million loan from PIDC; (iii) a letter agreement with the Machinery and Equipment Fund (“MELF”) of the Department of Community and Economic Development of the Commonwealth of Pennsylvania, along with a new $1 million loan from MELF; and (iv) a letter agreement with the Company’s landlords (“Liberty Property”) at the Philadelphia Navy Yard for its bakery and offices (each a “Creditor Amendment” and collectively, the “Creditor Amendments”).  Also on January 14, 2011, the Company issued $3.5 million of unsecured 12% promissory notes due December 31, 2011 to a group of accredited investors (“2011 Notes”).  The Creditor Amendments and the 2011 Notes are described in greater detail in the Company’s Form 8-K filed on January 18, 2011.

The Creditor Amendments generally permit the Company to delay certain payments to PIDC, MELF and Liberty Property until June 30, 2011.  The Creditor Amendments also generally provide that the creditor will waive certain specified defaults, but not any other defaults that may occur in the future that are not specifically waived in the Creditor Amendments (such that a default could occur under the Creditor Amendments prior to June 30, 2011).  In addition, the Bank Amendment, among other things, (i) changed the maturity date of the Bank Credit Facility to June 30, 2011; (ii) reduced the letter of credit limit to the aggregate amount of letters of credit currently outstanding, while not permitting the Company to issue new letters of credit or extend outstanding letters of credit; and (iii) set new financial covenants, a breach of which could cause a default to occur prior to June 30, 2011.   The Bank Amendment also required that the Company engage in a process (pursuant to an agreed upon timeline with milestones) to consummate a sale of the Company before June 30, 2011 in an amount sufficient to pay all obligations of the Company under the Bank Credit Facility and all transaction costs.

As a result of the requirements of the Creditor Amendments, the Company has initiated the process to consummate a sale of the Company, as well as an evaluation of other possible strategic and financial options (a “Transaction”).  The Company has limited internal resources who are devoting significant efforts toward meeting these requirements, which has impacted their ability to finalize the Company’s financial statements and related disclosures.  Accordingly, management is unable to complete its Annual Report on Form 10-K for the year end December 25, 2010 in the time prescribed without unreasonable effort and expense.

The Company intends to file its Form 10-K within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.  The Company anticipates that the Company’s Form 10-K for fiscal year ended December 25, 2010 will include an explanatory paragraph from the Company’s independent registered public accounting firm expressing substantial doubt about the Company’s ability to continue as a going concern.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paul D. Ridder Senior Vice President and Chief Financial Officer	215	221-8500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a significant change in results of operations from the corresponding period for the last fiscal year due to costs associated with the transition to and optimization of its new Philadelphia bakery, the impact of the recent bankruptcy filing by The Great Atlantic & Pacific Tea Company, Inc. and the sharp rise in commodity costs.  Further, as a result of the Company’s three year cumulative loss position, the Company recorded a full valuation allowance against its net deferred tax assets totaling approximately $29.0 million during the fourth quarter of 2010.  The establishment of the valuation allowance does not preclude the Company from utilizing its deferred tax assets in the future.

Based on the Company’s unaudited, preliminary estimates, the Company’s results of operations for fiscal 2010 have changed significantly compared to fiscal 2009 as discussed below.

For the fiscal year ended December 25, 2010, gross sales decreased 4.8% from $303.1 million to $288.6 million, on a volume decrease of 3.3% in fiscal 2010 as compared to fiscal 2009.  Production and distribution limitations stemming from a first quarter 2010 oven fire at the former manufacturing facility, severe winter weather conditions, and production and transition related issues at the Philadelphia Navy Yard facility resulted in approximately $9.0 million in unfulfilled demand during fiscal 2010 and accounted for a majority of the sales decline as compared to fiscal 2009.

Total cost of sales, excluding depreciation, increased $8.0 million in fiscal 2010 as compared to fiscal 2009.  The increase in cost of sales was primarily driven by $14.8 million in transition and optimization related costs, $12.8 million of which were classified as a component of cost of sales with the remainder classified as a component of selling, general and administrative costs and other expense.  Also contributing to the increase in cost of sales in fiscal 2010 was a $4.5 million increase in rental expense associated with the Philadelphia Navy Yard facilities and $4.7 million in higher ingredient and packaging costs, partially offset by the impact of lower sales volumes which were primarily driven by the unfulfilled demand stemming from production limitations at the new Philadelphia bakery.

The unaudited net loss for the fiscal year ended December 25, 2010 was approximately $45 million, or $5.54 per fully-diluted share, due in large part to the $29.0 million tax valuation allowance, as well as the $14.8 million in transition and optimization costs, both as described above.  The net loss for fiscal 2009 was $3.4 million, or $0.43 per fully-diluted share.

The Company’s liquidity issues also resulted in the erosion of its ratio of current assets to current liabilities from 1.0 to 1.0 as of year-end fiscal 2009 to 0.2 to 1.0 as of year-end fiscal 2010.  The change in the Company's working capital ratio from fiscal 2009 to fiscal 2010 is primarily related to the change in the maturity date of the Bank Credit Facility to June 30, 2011, which resulted in the debt obligations thereunder being classified as current as of December 25, 2010.

The Company’s total debt as of December 25, 2010 and December 26, 2009 totaled $104.5 million and $89.3 million, respectively.  The Company used funds under the Bank Credit Facility, PIDC Credit Facility and MELF loans to finance the move of its corporate and manufacturing and distribution facilities to new facilities at the Philadelphia Navy Yard, which contributed to the increase in total outstanding debt during fiscal 2010.  The outstanding obligations for each of these lending arrangements as of December 26, 2009 and December 25, 2010 are set forth in the table below (amounts in millions).

	December 26, 2009	December 25, 2010
Bank Credit Facility	$67.3	$82.5
PIDC	$12.0	$12.0
MELF	$10.0	$10.0

Total availability under the Company’s revolving credit facilities totaled $1.8 million and $8.9 million as of December 25, 2010 and December 26, 2009, respectively. Unrestricted available cash and cash equivalents totaled $5 thousand as of December 25, 2010 and December 26, 2009.  Subsequent to fiscal 2010, on January 14, 2011, the Company incurred additional debt obligations totaling $6.5 million generated from borrowings from PIDC, MELF and the 2011 Notes, as described above.  In addition, unpaid amounts, including rent and capital projects, due to Liberty Property as of December 25, 2010 and March 25, 2011 totaled $2.1 million and $3.4 million, respectively.

The Company anticipates that the Company’s Form 10-K for fiscal year ended December 25, 2010 will include an explanatory paragraph from the Company’s independent registered public accounting firm expressing substantial doubt about the Company’s ability to continue as a going concern.

The financial results and financial position for fiscal 2010 described above are unaudited and subject to change based on the completion of the audit by the Company’s independent registered public accounting firm.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the matters discussed herein are forward-looking statements (as such term is defined in the Securities Act of 1933, as amended) that are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied herein.  These forward-looking statements may be identified by the use of words such as "anticipate,'' "believe,'' "could,'' "estimate,'' "expect,'' "intend,'' "may,'' "plan,'' "predict,'' "project,'' "should,'' "would,'' "is likely to,'' or "is expected to'' and other similar terms.  There are a number of factors that may cause actual results to differ from these forward-looking statements, including, without limitation, the Company’s financial results for fiscal 2010, as presented herein, are preliminary in nature and are subject to the completion of the Company’s financial statement close and reporting process and the completion of the audit performed by the Company’s independent registered public accounting firm; the Company’s ability to remain a going concern, for which substantial doubt exists; the risks of business interruption and an adverse impact on financial results while optimizing production at the new facility; the risk of an inability to achieve anticipated cost savings associated with the new Navy Yard Bakery; the risks associated with the uncertainty regarding the adequacy of capital resources, including liquidity, and limited access to additional financing; the risks associated with the June 30, 2011 expiration of the Bank Agreement and the need to secure new financing by such expiration date, which financing may not be available on satisfactory terms, or at all; the risks of work stoppages associated with the collective bargaining process; the costs and availability of capital to fund operations; the success of marketing and sales strategies and new product development; the ability to enter new markets successfully; the price of raw materials; and general economic and business conditions.  Other risks and uncertainties that may materially affect the Company are provided in the Company’s annual report to shareholders and the Company’s periodic reports filed with the Securities and Exchange Commission from time to time, including, without limitation, reports on Forms 10-K and 10-Q.  Please refer to these documents for a more thorough description of these and other risk factors.  There can be no assurance that an event of default will not occur under the 2011 Notes or the Creditor Amendments prior to June 30, 2011, or that a Transaction will occur before June 30, 2011 or thereafter.  The Company assumes no obligation to update publicly or revise any forward-looking statements.

Tasty Baking Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 25, 2011	/s/ Charles P. Pizzi
By: Charles P. Pizzi
Title: President and Chief Executive Officer